FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the nine months ended September 30, 2004

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30, 2003	September 30, 2004
	Euro	Euro
Revenues :
Product sales	56,946	36,235
Technology development and other services	476	184
	57,422	36,419
Cost of revenues :
Product sales	38,496	27,264
Technology development and other services	716	1,825
	39,212	29,089
Gross profit	18,210	7,330
Operating expenses :
Research and development	15,569	10,187
Sales and marketing	4,704	4,108
General and administrative	10,694	6,266
Restructuring costs	—	5,182
Total operating expenses	30,967	25,743
Operating loss	(12,757)	(18,413)
Interest income and other financial income, net	714	174
Foreign exchange gain, net	1,231	389
Total financial income	1,945	563
Loss before minority interests and income taxes	(10,812)	(17,850)
Minority interests	(93)	—
Loss before income taxes	(10,719)	(17,850)
Income tax expense (benefit)	(245)	309
Net loss	(10,474)	(18,159)

Basic net loss per share	(0.69)	(1.18)
Diluted net loss per share	(0.69)	(1.18)

Number of shares used for computing :
- basic net loss per share	15,075,139	15,342,435
- diluted net loss per share	15,075,139	15,342,435

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2003	2004
	Euro	Euro
Revenues :
Product sales	213,196	113,092
Technology development and other services	2,151	1,017
	215,347	114,109
Cost of revenues :
Product sales	139,731	84,315
Technology development and other services	2,619	5,490
	142,350	89,805
Gross profit	72,997	24,304
Operating expenses :
Research and development	48,769	38,641
Sales and marketing	22,624	11,721
General and administrative	28,943	23,157
Restructuring costs	—	11,431
Impairment of intangible assets	—	1,768
Amortization of deferred stock-based compensation	205	—
Total operating expenses	100,541	86,718
Operating loss	(27,544)	(62,414)
Interest income and other financial income, net	2,260	1,349
Foreign exchange gain, net	63	2,846
Total financial income	2,323	4,195
Loss before minority interests and income taxes	(25,221)	(58,219)
Minority interests	(38)	—
Loss before income taxes	(25,183)	(58,219)
Income tax expense (benefit)	(4,085)	47
Net loss	(21,098)	(58,266)

Basic net loss per share	(1.40)	(3.81)
Diluted net loss per share	(1.40)	(3.81)

Number of shares used for computing :
- basic net loss per share	15,070,281	15,309,144
- diluted net loss per share	15,070,281	15,309,144

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At September 30, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	54,998
Accounts receivable, net	44,622	27,827
Inventory, net	33,809	25,926
Value added tax recoverable	2,235	2,238
Prepaid expenses and other current assets	11,442	5,715
Recoverable estimated tax payments	7,670	—
Total current assets	210,483	116,704

Property and equipment, net	27,862	18,839
Long-term investments	16,502	16,100
Other assets	9,410	8,157
Recoverable tax loss carryback and research tax credit	9,913	16,333
Deferred tax assets	6,320	—
Total assets	280,490	176,133

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	51,979
Accrued compensation	7,208	6,793
Other accrued expenses	35,655	31,832
Current portion of capitalized lease obligations	855	582
Deferred revenue and advances received from customers	1,420	1,065
Other liabilities	71	520
Total current liabilities	131,204	92,771

Long-term portion of capitalized lease obligations	425	314
Other long-term liabilities	6,267	1,753
Total long-term liabilities	6,692	2,067

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at September 30, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at September 30, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	—
Retained deficit	(9,326)	(67,592)
Accumulated other comprehensive income	1,752	(2,316)
Total shareholders’ equity	142,594	81,295
Total liabilities and shareholders’ equity	280,490	176,133

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2003	2004
	Euro	Euro
Cash flows from operating activities :
Net loss	(21,098)	(58,266)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	11,503	12,503
Reversal of long term investment depreciation	—	(716)
Amortization of deferred stock-based compensation	367	350
Impairment of intangible assets	—	1,768
Minority interests	(38)	—
Goodwill revaluation	140	—
Deferred taxes	953	6,320
Net increase (decrease) in cash from working capital items	8,120	(14,215)
Net cash used by operating activities	(53)	(52,256)
Cash flows from investing activities :
Disposal of short-term investments	15,112	—
Acquisition of long term investments	(2,378)	(79)
Purchase of minority interest in Arguin	(253)	(1,768)
Purchases of property and equipment	(8,267)	(3,185)
Proceeds from sale of property and equipment	60	28
Proceeds from sale of long term investments	—	1,638
Net cash provided (used) by investing activities	4,274	(3,366)
Cash flows from financing activities :
Principal payments on capital lease obligations	(590)	(704)
Purchases of treasury stock	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	769	712
Net cash provided (used) by financing activities	(1,133)	8
Effect of exchange rate changes on cash and cash equivalents	(3,350)	(93)
Net decrease in cash and cash equivalents	(262)	(55,707)
Cash and cash equivalents, beginning of period	119,416	110,705
Cash and cash equivalents, end of period	119,154	54,998

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

	Shares		Treasury stock	Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Number	Amount
		Euro	Euro	Euro	Euro	Euro	Euro	Euro

Balance at December 31, 2003	15,342,789	15,343	(1,312)	136,460	(323)	(9,326)	1,752	142,594
Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of founders’ warrants and options	155,991	156		556				712
Comprehensive income (loss):
Net loss						(58,266)		(58,266)
Other							(4,135)	(4,135)
Foreign currency translation					(27)	—	67	40
Total comprehensive income (loss)						(58,266)	(4,068)	(62,361)
Balance at September 30, 2004	15,498,780	15,499	(1,312)	137,016	—	(67,592)	(2,316)	81,295

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes included in the Company’s annual report on Form 20-F for the year ended December 31, 2003.

Concentration of risk

For the nine-month period ended September 30, 2003 and 2004, the top ten customers together represented 80% and 63%, respectively, of total revenues.  In each of the three-month periods ended September 30, 2003 and 2004, three customers represented revenues in excess of 10% each of Wavecom’s total consolidated revenues.

Sales to customers by geographic region are summarized as follows (in thousands):

	Nine months ended September 30,
	2003	2004

Asia	154,529	56,609
Europe	48,074	48,046
Americas	4,287	4,310
Rest of world	8,457	5,144
	€215,347	€114,109

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

2. Inventory

Components of inventory are:

	December 31, 2003	September 30, 2004
	(in thousands)

Purchased components	€16,791	€18,219
Finished goods	30,824	30,568
	47,615	48,787
Provision for obsolete inventory	13,806	22,861
	€33,809	€25,926

3. Shareholders’ Equity

At September 30, 2004, 15,498,780 were issued and outstanding with a nominal value of €1 per share.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 2003	2,864,529	41.73	2.29 - 150.72
Granted	238,300	5.17	3.29 – 9.62
Exercised	155,991	4.57	2.29 - 4.57
Cancelled	601,760	43.83	8.07 – 139.52
Balance at September 30, 2004	2,345,078	39.95	2.29 - 150.72

At September 30, 2004, 1,406,212 founders’ warrants, stock options and warrants were exercisable at the average price of €53.51.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our third quarter and nine months financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and nine-month periods ended September 30, 2004 compared to the three-month and nine-month periods ended September 30, 2003

Key events of the quarter

Wavecom Board of Directors announced on July 27, 2004 that it had elected unanimously Mr. Ronald D. Black as Wavecom’s Chief Executive Officer, replacing Aram Hekimian who remains a member of the Board of Directors, and a significant shareholder of the Company and who will specifically assume direct responsibility for strategic projects as defined by the CEO and the Board of Directors.  Mr. Black joined Wavecom on a full time basis on August 16, 2004.

Wavecom SA announced on September 9, 2004 plans to further restructure the organization as it focuses on accelerating growth in its vertical markets business, which includes automotive, machine-to-machine (M2M), and consumer products such as wireless local loop phones, mobile computers and wireless PDAs. This restructuring includes the exit from the handset market, as well as the termination of semiconductor development. The company’s new structure, which has been put in place immediately, will result in significant additional headcount reductions, primarily from the closure of the Personal Communication Devices (PCD) business unit and the semiconductor design group, as well as reductions of support functions in Asia and France.

It should be noted that following the company’s announcement to exit the telephone handset market, the scope of the company’s business changed thus making comparisons to the same period the previous year not very meaningful.  So, the three-month period ended September 30, 2004 has been compared to the three-month period ended September 30, 2003 and June 30, 2004.

Revenues

	Three months ended
	Sept. 2003	Sept. 2004	% change 2003/2004	June 2004	% change Q2/Q3
	(amounts in € 000s)

Product sales	56,946	36,235	-36.4%	38,559	-6.0%
Percentage of total revenues	99.2%	99.5%		99.0%

Services	476	184	-61.3%	395	-53.4%
Percentage of total revenues	0.8%	0.5%		1.0%

Total revenues	57,422	36,419	-36.6%	38,954	-6.5%

	Nine months ended September 30,
	2003	2004	% change 2003/2004
	(amounts in € 000s)

Product sales	213,196	113,092	-47.0%
Percentage of total revenues	99.0%	99.1%

Services	2,151	1,017	-52.7%
Percentage of total revenues	1.0%	0.9%

Total revenues	215,347	114,109	-47.0%

Total third quarter revenues declined 37% year-on-year.  At constant currencies, Wavecom revenues would have declined 34% year-on-year.   Total Revenues for the first nine months declined 47% year-on-year.  At constant currencies, Wavecom revenues would have declined 44% year-on-year.

This decline is largely due to the handset segment in Asia whose sales decreased by 79% year on year.

Total third quarter revenues were €36.4 million declining 7% from the previous quarter.  Foreign currencies had no meaningful impact on revenues as compared to the preceding quarter.  Revenues for vertical applications (90% of total) remained flat compared to last quarter due mainly to the seasonally slow sales period during the month of August, particularly in Europe. The major cause for the quarterly revenue decline came from the handset business (10% of total) which decreased 41% from the previous quarter.  Sales generated from wireless Personal Digital Assistant (PDA) applications, formerly part of the Personal Communication Device PCD business, have been reported as part of the vertical applications market.

The customer portfolio remained balanced with no single customer representing more than 14% of total revenues in the third quarter and more than 12% on a year to date basis.

The top ten customers combined represented 72% of revenues in the third quarter, nine of which were in the vertical applications market and 63% on a year to date basis.

Backlog:  Backlog as of September 30, 2004 stood at €40 million, flat compared to June 30, 2004.  Future orders for vertical applications, including wireless PDAs make up 84% of this backlog.

Average selling prices for all Wavecom products (modules, modems and flex) decreased approximately 3% versus previous quarter, due to some sales of flex to handset customers with lower selling price.

Business news:

•                  Wavecom announced that the WISMO Pac P5186 was chosen by HP for use in its pocket PC-based PDA.  The HP iPAQ h6315 is the first wireless PDA targeting mobile professionals that integrates WAN, Wi-Fi 802.11 and Bluetooth technologies.  This product is currently available in the U.S.

•                  With the addition of the certification on the Sprint network in the U.S., Wavecom technology is now certified on the major U.S. wireless networks for both GSM/GPRS and CDMA.  With these certifications, the U.S. market is now fully open to our customers for developing a multitude of M2M and automotive applications with nationwide access.

•                  Wavecom also announced its partnership with Plextek, a global design house specialized in the development of wireless products for machine-to-machine applications.  Plextek has been certified by Wavecom in the use of its technology. Through joint development Plextek and Wavecom will be able to provide a broader range of products and design services to customers for both organizations.

Cost of revenues

	Three months ended
	Sept. 2003	% Product sales	Sept. 2004	% Product sales	June 2004	% Product sales
	(amounts in € 000s)

Cost of revenues

Cost of product	38,496	67.6%	27,264	75.2%	26,956	69.9%
Cost of services	716	150.4%	1,825	991.8%	2,221	562.3%
Total cost of revenues	39,212	68.3%	29,089	79.9%	29,177	74.9%

Gross Profit

On Products	18,450	32.4%	8,971	24.8%	11,603	30.1%
On services	-240	-50.4%	-1,641	-891.8%	-1,826	-462.3%
Total Gross profit	18,210	31.7%	7,330	20.1%	9,777	25.1%

	Nine months ended September 30,
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Cost of revenues

Cost of product	139,730	65.5%	84,315	74.6%	-39.7%
Cost of services	2,619	121.8%	5,490	539.8%	109.6%
Total cost of revenues	142,349	66.1%	89,805	78.7%	-36.9%

Gross Profit

On Products	73,466	34.5%	28,777	25.4%	-60.8%
On services	-468	-21.8%	-4,473	-439.8%	855.8%
Total Gross profit	72,998	33.9%	24,304	21.3%	-66.7%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalty and warranty expense.

Total gross margin for the quarter was 20% compared to 25% in the previous quarter.  The product gross margin was 25% of revenues in the third quarter 2004, below the 30% last quarter.  This decline was due mainly to the decision to write-off approximately €4 million related to the excess inventories of products that have reached end-of-life, most of which were destined for the handset market.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Three months ended ,
	Sept. 2003	% of revenues	Sept. 2004	% of revenues	% change 2003/2004	June 2004	% of revenues	% change Q2/Q3
	(amounts in € 000s)

Operating expenses

Research and development	15,569	27.1%	10,187	28.0%	-34.6%	14,352	36.8%	-29.0%
Sales and Marketing	4,704	8.2%	4,108	11.3%	-12.7%	4,274	11.0%	-3.9%
General and Administrative	10,694	18.6%	6,266	17.2%	-41.4%	10,573	27.1%	-40.7%
Impairment of intangible assets	—		—			1,768	4.5%
Restructuring costs			5,182	14.2%		5,170	13.3%	0.2%
Total	30,967	53.9%	25,743	70.7%	-16.9%	36,137	92.8%	-28.8%

	Nine months ended September 30,
	2003	% of revenues	2004	% of revenues	% change 2003/2004
	(amounts in € 000s)

Operating expenses

Research and development	48,769	22.6%	38,641	33.9%	-20.8%
Sales and Marketing	22,624	10.5%	11,721	10.3%	-48.2%
General and Administrative	28,943	13.4%	23,157	20.3%	-20.0%
Impairment of intangible assets	—		1,768	1.5%
Restructuring costs	—		11,431	10.0%
Stock-based compensation	205		—
Total	100,541	46.7%	86,718	76.0%	-13.7%

Total operating expenses for the quarter decreased by 29% versus previous quarter and 17% versus third quarter 2003.

Research and development.

Expenses associated with R&D declined in the third quarter 2004 compared to the second quarter and to last year as a result of prioritization and reduction of projects, resulting in a decrease in headcount and external costs.

Sales and marketing.

The decrease year-on-year is explained by the high advertising expenditures in 2003 linked with our first major print advertising campaign launched in the fourth quarter of 2002, which continued throughout the first half of 2003, by the ongoing cost reduction measures and by the decrease in sales agents’ commissions in the PCD market due to lower PCD sales.

These costs remained rather stable in the third quarter versus the second quarter 2004.

General and administrative.

General and administrative costs in the third quarter declined as compared to an unusually high second quarter 2004 which was related to an additional provision that was taken for excess office space as well as a non income tax assessment.

YTD costs decreased versus last year mainly due to lower rental costs and the fact that part of the building has been rented sooner than expected in Q3 2004.

Restructuring costs.

Restructuring costs for the quarter of €5.2 million relate mainly to the restructuring plan announced on January 23, 2004 including employee severance packages as well as assets write-offs related to the plan.  Total charges relating to this and an earlier restructuring plan were approximately €11.4 million as of September 30, 2004.  A further restructuring plan was announced on September 9, 2004, linked to the company’s decision to exit the handset business.  Most of the charges associated with this restructuring plan will be taken in the fourth quarter of 2004.

Impairment of intangible assets.

In the second quarter of 2004, a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based R&D subsidiary.

Headcount.

Our global headcount was approximately 584 at September 30, 2004, down from approximately 778 at June 30, 2004. This headcount figure includes salaried employees as well as independent contractors, which represented approximately 12% of the September 30, 2004 figure as compared to 18% in the period ending June 30, 2004.

Other income (expense)

 Interest and other financial income, net.  We recorded net interest and other financial income of €1,349,000 in the first nine months of 2004, compared to €2,260 000 in the same period in 2003, and net interest and other financial income of  €174,000 in the third quarter of 2004 compared to €714,000 in the same period in 2003.

Foreign exchange gain (loss).  We had a net foreign exchange gain of €2,846,000 in the first nine months of 2004 compared with a net gain of €63,000 in the same period the prior year.  We had a net foreign exchange gain of €389,000 in the three months ended September 30, 2004 compared with a gain of €1,231,000 in the same period in the prior year.

Income tax expense (benefit).  Our €47,000 net tax expense in the first nine months of 2004 (€4 085,000 net tax benefit in the first nine month of 2003), represents principally French research tax credits compensated by income tax in an Asian subsidiary. These credits are based on the increase in qualifying research spending.  As our research spending is no longer increasing at the rates experienced in the past, the amount of the credit is reduced compared to prior years.

Liquidity and capital resources

We had negative cash flow from operating activities of €52,256,000 in the nine-month period ended September 30, 2004 compared to negative cash flow €53,000 in the first nine months of 2003 and a negative cash flow from operating activities €5,875,000 for the year ended December 31, 2003. This negative cash flow is mainly due to operating loss and changes in working capital.

We had working capital (defined as current assets less current liabilities) of €23,933,000 September 30, 2004, down from €79,279,000 at December 31, 2003.

At September 30, 2004, our debt and capital lease obligations (including the current portion), amounted to €896,000, compared to debt and capital lease obligations of €1,280,000 at the end of 2003. We had €54,998,000 in cash, cash equivalents and short-term investments at September 30, 2004 compared to €60,191,000 at June 30, 2004 and €110,705,000 at December 31, 2003.

The company was able to limit the decline in its cash reserves as a result of improved operating performance, particularly in accounts receivable and inventory management.

At September 30, 2004, we had commitments outstanding to purchase approximately €0.3 million in fixed assets, which were expected to be placed in service during the second half of 2004. At September 30, 2004, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the following two quarters. These purchase commitments totaled approximately €13.2 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: December 9, 2004	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer